                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           _________________________


                               SCHEDULE 13E-3/A
                                             --


                                AMENDMENT NO. 1
                                ---------------

                   TRANSACTION STATEMENT UNDER SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

                        ______________________________

                             THERMO FIBERGEN INC.
                               (NAME OF ISSUER)

                                  KADANT INC.
                           FIBERGEN ACQUISITION INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                CUSIP 88355U109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            Sandra L. Lambert, Esq.
                 Vice President, General Counsel and Secretary
                                  Kadant Inc.
                               245 Winter Street
                         Waltham, Massachusetts 02451
                                (781) 370-1650

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                with a copy to:
                             Megan N. Gates, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                             One Financial Center
                          Boston, Massachusetts 02111
                                (617) 542-6000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                           CALCULATION OF FILING FEE



Transaction Valuation(1): $4,688,646.75    Amount of Filing Fee(2): $938

(1) Calculated for purposes of calculating the filing fee only. This amount is based upon the purchase of 253,250 shares of Common Stock, $.01 par value per share, of Thermo Fibergen Inc. (assuming the exercise of all vested and outstanding in-the-money options to purchase shares of Common Stock) at a price of $12.75 per share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.



     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $938
     Form or Registration No.:  Schedule 13E-3
     Filing Party:              Kadant Inc. and Fibergen Acquisition Inc.
     Date Filed:                November 21, 2001


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                               SUMMARY TERM SHEET

     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the going private merger involving Thermo Fibergen Inc., how it affects you, what your rights are with respect to the merger as a stockholder of Thermo Fibergen and the position of Kadant Inc. regarding the fairness of the terms of the merger. Please read this summary and the remainder of this document very carefully.

PURPOSE OF THE MERGER (PAGE 8).

On November 9, 2001, Kadant announced that its Board of Directors had authorized its management to proceed with a proposal to merge its majority-owned subsidiary, Thermo Fibergen, with a wholly-owned subsidiary of Kadant. On October 11, 2001, Thermo Fibergen completed the second of two redemption periods with respect to its common stock redemption rights, which were issued as part of Thermo Fibergen's initial public offering in 1996. Each redemption right entitled the holder to surrender for redemption one share of common stock for each redemption right exercised for a redemption price of $12.75 net to the surrendering holder in cash, without interest. Following the completion of the second and final redemption period, there were 10,522,087 shares of Thermo Fibergen common stock outstanding, of which 10,407,600 shares, or approximately 98.9%, were owned by Kadant.

The purpose of the merger is for Kadant to acquire the minority public interest in Thermo Fibergen and to provide Thermo Fibergen's stockholders with $12.75 in cash for each share of Thermo Fibergen common stock. This is the same price per share as was payable in the redemption periods relating to the Thermo Fibergen common stock and common stock redemption rights. Following the merger, Kadant plans to retain Thermo Fibergen as part of its business.

PRINCIPAL TERMS OF THE MERGER.

     The Merger (page 7). Kadant plans to contribute all of the shares of Thermo Fibergen common stock it owns to Fibergen Acquisition in exchange for shares of common stock of Fibergen Acquisition. As a result of this contribution, Fibergen Acquisition expects that it will own at least 90% of Thermo Fibergen's outstanding shares. As soon as possible, after completion of the Securities and Exchange Commission's review of this Transaction Statement on
Schedule 13E-3, Kadant will cause Fibergen Acquisition to merge with and into Thermo Fibergen in a "short-form" merger. Fibergen Acquisition does not intend to enter into a merger agreement with Thermo Fibergen or to seek the approval of the directors of Thermo Fibergen for the merger. Stockholders of Thermo Fibergen will not be entitled to vote their shares with respect to the merger.


     Merger Consideration (page 7). The consideration in the merger will be $12.75 per share in cash. This price is the same as the redemption price that was paid to redeeming stockholders during the redemption periods relating to Thermo Fibergen's common stock, which took place during the months of September 2000 and September and October 2001. This price represents a premium of 8.05% over the last reported sale price for the Thermo Fibergen common stock on October 18, 2001, which was the last date on which the Thermo Fibergen common stock traded prior to the date on which the Kadant board of directors met to
approve the merger.   On November 8, 2001, Thermo Fibergen received notice from
the American Stock Exchange that the exchange intends to delist the Thermo Fibergen common stock from trading. The Company subsequently received notice that the delisting would be effective at the opening of the trading session on Tuesday, November 27, 2001. Accordingly, the Shares are no longer listed for trading on any exchange. The most recent closing sale price per share as reported on the American Stock Exchange prior to the date of this Schedule 13E-3 was $12.50, on November 26, 2001.


     Affiliation of Thermo Fibergen, Fibergen Acquisition, and Kadant. As of October 29, 2001, Kadant owned 98.9% of the outstanding shares of common stock of Thermo Fibergen. Certain officers and directors of Kadant are also officers or directors of Thermo Fibergen. In addition, Fibergen Acquisition is a wholly-owned subsidiary of Kadant.

     Thermo Fibergen Shares Outstanding; Ownership by Kadant (page 24). As of October 29, 2001, 10,522,087 shares of Thermo Fibergen common stock were outstanding. As of October 29, 2001, options granted by Thermo Fibergen to purchase 178,000 shares of Thermo Fibergen common stock were outstanding. Kadant owned a total of 10,407,600 shares of Thermo Fibergen common stock, or approximately 98.9% of the outstanding shares of Thermo Fibergen common stock, as of October 29, 2001. Of the shares owned by Kadant, 97,750 shares

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

have been reserved for issuance pursuant to stock options granted by Kadant under its stock option plans.

     Payment for Shares (page 20). We will pay you for your shares of Thermo Fibergen common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Thermo Fibergen on the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 -- "Terms of the Transaction" in this Schedule 13E-3.


     Other Possible Purchases of Thermo Fibergen Common Stock (page 7). If, before the merger is effective, the aggregate ownership by Kadant of the outstanding shares of Thermo Fibergen common stock should fall below 90% because of the exercise of outstanding options or for any other reason, Fibergen Acquisition intends to acquire additional shares of Thermo Fibergen common stock on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of Thermo Fibergen common stock by Kadant to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the $12.75 per share price in the merger. See "Introduction."

     Source of Funds (page 23). The total amount of funds expected to be required by Fibergen Acquisition to pay the merger consideration for Thermo Fibergen common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $1.5 million assuming no options to acquire Thermo Fibergen common stock are exercised prior to the merger. Fibergen Acquisition will obtain these funds from Kadant as a loan or a capital contribution. Kadant has committed to provide any required financing to Fibergen Acquisition. There are no conditions to the financing of the merger.


KADANT'S AND FIBERGEN ACQUISITION'S POSITIONS ON THE FAIRNESS OF THE
         ------------------------------------
MERGER (PAGE 11).


     Determination of the Board of Directors of Kadant. The board of directors of Kadant, at a meeting held on November 8, 2001, determined that the terms of the merger are fair to the unaffiliated stockholders of Thermo Fibergen. In considering the fairness from a financial point of view of the $12.75 per share merger consideration, the board of directors of Kadant reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the shares of Thermo Fibergen's common stock that resulted from the application of accepted valuation methodologies. This analysis, including the selection of valuation methodologies, was prepared by management of Kadant. For a discussion of the factors that the board of directors of Kadant considered in determining the fairness of the merger and a summary of the financial analysis prepared by management of Kadant, see "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness" and "--Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."


     Determination of the Board of Directors of Fibergen Acquisition. The Board of Directors of Fibergen Acquisition reviewed the fairness analysis and conclusion of the Board of Directors of Kadant, and has adopted the Kadant Board's analysis and conclusion that the Merger is fair to the unaffiliated public stockholders. Accordingly, the Board of Directors of Fibergen acquisition has determined that the Merger is fair to the unaffiliated public stockholders.


     Potential Conflicts of Interest. Kadant is the majority stockholder of Thermo Fibergen. Some of the officers and directors of Kadant are also officers or directors of Thermo Fibergen and own shares of common stock of, or hold options to purchase shares of common stock of, Kadant and/or Thermo Fibergen. If the merger is consummated, these officers and directors will receive $12.75 in cash in exchange for their shares on the same terms and conditions as are applicable to all unaffiliated public stockholders of Thermo Fibergen. See
Schedule I - "Members of the Board of Directors and Executive Officers of Kadant" for a description of the share and option ownership by the kadant officers and directors. As a result, there are various actual or potential conflicts of interest in connection with the merger.


CONSEQUENCES OF THE MERGER.

Completion of the merger will have the following consequences:

     .  Kadant will have complete control over Thermo Fibergen's business.

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

     . Kadant will own 100% of the equity interest in Thermo Fibergen's business and will solely have the benefit or detriment of any change in Thermo Fibergen's value.

     .  The shares of Thermo Fibergen will no longer be publicly traded.

     . Thermo Fibergen will no longer be subject to the requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.

     . After the merger, each of your shares, subject to statutory appraisal rights, will be converted into the right to receive $12.75 in cash, without interest.

APPRAISAL RIGHTS (PAGE 20).

                       --

     You have a statutory right to dissent from the merger and demand payment of the judicially appraised fair value of your Thermo Fibergen shares plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $12.75 per share in cash consideration in the merger. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 -- "Terms of the Transaction -- Appraisal Rights" in this
Schedule 13E-3.

FOR MORE INFORMATION (PAGE 16).

     More information regarding Thermo Fibergen and Kadant is available from their respective public filings with the Securities and Exchange Commission. See Item 2 -- "Subject Company Information" and Item 3 -- "Identity and Background of Filing Person" in this Schedule 13E-3.

     If you have any questions about the merger, please call Kadant Investor Relations at (781) 370-1650.

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

                                  INTRODUCTION
                                  ------------

     This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Kadant Inc., a Delaware corporation ("Kadant"), and (ii) Fibergen Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Kadant ("Fibergen Acquisition"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a "short-form" merger (the "Merger") of Fibergen Acquisition with and into Thermo Fibergen Corporation, a Delaware corporation (the "Company" or "Thermo Fibergen"), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). The effective date (the "Effective Date") of the Merger will be as soon as possible following completion of Securities and Exchange Commission review of this
Schedule 13E-3.


     As of October 29, 2001, there were issued and outstanding 10,522,087 shares of common stock, $.01 par value per share (the "Shares"), of the Company. As of October 29, 2001, Kadant held a total of 10,407,600 Shares, or approximately 98.9% of the total Shares outstanding. Of the Shares owned by Kadant, 97,750 Shares have been reserved for issuance pursuant to stock options granted by Kadant under its stock option plans. Kadant intends to acquire the Shares that it does not currently own through the Merger. Kadant intends to contribute the Shares that it currently owns to Fibergen Acquisition immediately before the Effective Date in exchange for common stock of Fibergen Acquisition.

     Upon the consummation of the Merger, each outstanding Share (other than Shares held by Fibergen Acquisition, the Company and stockholders of the Company who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $12.75 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to American Stock Transfer & Trust Company (the "Paying Agent"). This price is the same price per share as was paid in connection with the two redemption periods, held during the month of September 2000 and from September 1, 2001 through October 11, 2001, relating to the Company's common stock redemption rights (the "Redemption Rights"), and represents a premium of 8.05% over the closing price for the Shares on October 18, 2001, the last date on which the Shares traded prior to the Kadant Board of Directors meeting to approve the Merger. The Redemption Rights were issued as part of units together with shares of Common Stock in the Company's initial public offering in 1996.

     Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Thermo Fibergen on the Effective Date and should be read carefully.

     Under the DGCL, no action is required by the Board of Directors or the stockholders of the Company, other than Fibergen Acquisition, for the Merger to become effective. The Company will be the surviving corporation in the Merger. As a result of the Merger, Kadant will be the only stockholder of the Company.

     As of October 29, 2001, the Company had granted outstanding options to purchase 178,000 Shares under its Directors Stock Option Plan and Equity Incentive Plan (the "Plans"). The exercise prices of these outstanding options range from $7.95 to $13.50. This is in addition to the 97,750 shares underlying options to purchase Shares granted by Kadant under Kadant's stock option plans. It is possible that some of these options will be exercised before the Effective Date.

     If, because of the exercise of options or for any other reason, Fibergen Acquisition owns, or determines that it might on the Effective Date own, less than 90% of the then outstanding Shares, Fibergen Acquisition may make open market or privately negotiated purchases of Shares to the extent necessary for Fibergen Acquisition to own at least 90% of the outstanding Shares on the Effective Date. Any such open market or privately negotiated purchases by Fibergen Acquisition would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the Merger Price.

     This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of Kadant and its Board of Directors, including statements concerning Kadant's strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

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                                SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES

On November 9, 2001, Kadant announced that its Board of Directors had authorized its management to proceed with a proposal to merge the Company with a wholly-owned subsidiary of Kadant, thereby making the Company a wholly-owned subsidiary of Kadant. On October 11, 2001, the Company completed the second of two redemption periods with respect to its Redemption Rights, which were issued as part of the Company's initial public offering in 1996. Each Redemption Right entitled the holder to surrender for redemption one Share for each Redemption Right exercised for a redemption price of $12.75 net to the surrendering holder in cash, without interest. Following the completion of the second and final redemption period, there were 10,522,087 Shares outstanding. Kadant owns 98.9% of these outstanding Shares. This majority ownership by Kadant results in an extremely low daily trading volume for the remaining outstanding Shares.

The purpose of the Merger is for Kadant to acquire the minority public interest in the Company and to provide the Company's stockholders other than Kadant (the "Public Stockholders") with $12.75 in cash for each of their Shares. This is the same price per share as was payable in the redemption periods relating to the Redemption Rights. Following the Merger, Kadant plans to retain Thermo Fibergen as part of its business. Kadant believes that, following the completion of the final redemption period with respect to the Company's Redemption Rights in October 2001, the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the holders of the Shares because they are not readily salable in the public market. This problem has been exacerbated by the delisting of the Shares from the American Stock Exchange ("the "AMEX") on November 27, 2001. Kadant also believes that, given the Company's very small stockholder base after the final redemption period (estimated to be approximately 100 stockholders), the costs of maintaining the Company's status as a public company are not justified.

ALTERNATIVES

     Kadant and Fibergen Acquisition believe that effecting the transaction by way of a short-form merger with Fibergen Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for Kadant to acquire the outstanding public minority equity interest in the Company. Kadant and Fibergen Acquisition considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of the Company's Board of Directors and of the Public Stockholders. Kadant and Fibergen Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would in all likelihood still be required.

REASONS

     In determining whether to effect the Merger, the Board of Directors of Kadant (the "Kadant Board") considered several factors, including the financial performance and profitability of the Company and the potential benefits to the Company's business if the Company were to become part of a larger business unit. The Kadant Board also considered the following factors:

- the prospect of achieving greater marketing, operating and administrative efficiency as a result of the Company's operations being conducted in a more coordinated manner with the rest of Kadant's businesses;

- the facts that, following the final redemption period with respect to the Redemption Rights, the trading volume in the Company's remaining Shares had dwindled to the point that on most days no Shares traded at all, and that the American Stock Exchange had notified the Company that it would delist the Shares from trading;

- the fact that the proposed Merger Price represented a premium of 8.05% over the closing price of the Shares on October 18, 2001, which was the last date on which the Shares traded prior to the meeting of

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   the Kadant Board, and that the Public Stockholders would receive the same price per Share as had been paid in connection with the redemption of the Redemption Rights;

- the reduction in the amount of public information available to competitors about the Company's businesses that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

- the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time by and resources of the Company's management and Board of Directors to stockholder and analyst inquiries and investor and public relations;

- the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Kadant Board anticipates could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees;

- the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company; and

- recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

     The Kadant Board also considered the advantages and disadvantages of the following alternatives to acquiring the minority stockholder interest in the
Company:

-  a sale of Kadant's equity interest in the Company; and

-  leaving the Company as a majority-owned, public subsidiary.

     The first alternative, selling Kadant's equity interest in the Company, was briefly considered. It was not an alternative that was pursued at length, given that Kadant did not want to sell its equity interest in the Company, but rather intended to retain the Company as a part of Kadant's business.

     In the view of the Kadant Board, the principal advantage of having the Company as a majority-owned, public subsidiary of Kadant was the ability of Kadant to invest the cash that would be required to buy the minority stockholder interest in the Company for other purposes. The disadvantages of leaving the Company as a majority-owned, public subsidiary which were considered by the Kadant Board included the inability to achieve many of the benefits of taking the Company private discussed above. The Kadant Board concluded that the advantages of leaving the Company as a majority-owned, public subsidiary of Kadant were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

     The Kadant Board also considered the extremely low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders who remained as such following the final redemption period with respect to the Company's Redemption Rights. The Kadant Board considered trends in the price of the Shares in the past twelve months and during the period between the Company's initial public offering and the announcement of Kadant's intention to take the Company private.

       This Rule 13e-3 transaction is structured as a short-form merger under
Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows the Company to become a wholly-owned subsidiary of Kadant without any action by the Board of Directors of the Company or the Public Stockholders.

EFFECTS

GENERAL. Upon completion of the Merger, Kadant will have complete control over the conduct of the Company's business and will have a 100% interest in the net book value and net earnings of the Company. Once the Merger is completed, the Public Stockholders will no longer be able to benefit from a sale of the Company to a third party. In addition, Kadant will receive the benefit of complete control over any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. Kadant's ownership of the Company prior to the Merger aggregated approximately 98.9%. Upon completion of the Merger, Kadant's interest in the Company's net book value (adjusted to treat the Common Stock subject to redemption as equity) of $29,475,000 on September 29, 2001 and net loss of $2,305,000 for the nine months ended September 29, 2001 will
increase from approximately 98.9% to 100% of those amounts.   The Merger will
have no effect on Kadant's existing ability to use net operating loss carryforwards generated by the Company to shelter its future income, because it currently is tax consolidated with the Company as a result of its existing ownership of more than 80% of the Company's outstanding Shares.

STOCKHOLDERS. Upon completion of the Merger, the Public Stockholders would no longer have any interest in, and would not be stockholders of, the Company and therefore would not participate in the Company's future earnings and potential growth and would no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders would not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See Item 6(c) -- "Purposes of the Transaction and Plans or Proposals -- Plans." All of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Stockholder's holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

     Upon completion of the Merger, the Public Stockholders will also not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity in the form of the Merger Price in place of an ongoing equity interest in the Company in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Delaware law).

THE SHARES. If the Merger is consummated, public trading of the Shares will cease. The AMEX has delisted the Shares from trading on the AMEX, effective at the opening of the trading session on Tuesday, November 27, 2001. Kadant also intends to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing banks to extend credit on the collateral of such securities. Following the Merger, the Shares will no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board and will no longer be eligible to serve as collateral for loans made by banks.

TREATMENT OF THE COMPANY OPTIONS. The Company has granted outstanding options to purchase 178,000 Shares. In addition, Kadant has granted outstanding options to purchase 97,750 Shares under its stock option plans. These options will not be exchanged for options to purchase shares of Kadant common stock in the Merger, and will be cancelled on the Effective Date. Effective November 16, 2001, the Boards of Directors of the Company and Kadant accelerated the vesting of 253,250 in-the-money options held by current employees, officers and directors. The Company expects that all of the vested, in-the-money options will be exercised prior to the Effective Date. All options that remain outstanding as of the Effective Date will be cancelled.

DEFERRED COMPENSATION PLAN FOR DIRECTORS. On the Effective Date, the Company's deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and the Company will distribute to each participant the sum in cash equal to the balance of stock units credited to his deferred compensation account under the Deferred Compensation Plan as of the Effective Date multiplied by the Merger Price.

     Based on the units accumulated on September 29, 2001, Mr. McKone will receive $39,133.84 for his units and Mr. Wellington will receive $32,510.22 for his units.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. The following is a general summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Code, applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose Shares were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

     A stockholder whose Shares are converted, pursuant to the Merger, into a right to receive cash will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and
(ii) such stockholder's adjusted tax basis in such Shares, assuming that such stockholder is not deemed to own additional Shares following the Merger pursuant to constructive ownership rules under Section 318 of the Code. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the Effective Date the stockholder's holding period for the Shares is more than one year. Holders of Shares should be aware that the Paying Agent will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the Merger to any stockholder that (i) has provided either an incorrect tax identification number or no number at all, (ii) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) has failed to certify to the Paying Agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

     In general, cash received by Public Stockholders who exercise statutory appraisal rights ("Dissenting Stockholders") in respect of appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the Merger.

     None of Kadant, Fibergen Acquisition or the Company expects to recognize any gain, loss or income by reason of the Merger.

EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER.

FAIRNESS. Because Kadant currently owns a majority of the Shares, Kadant and Fibergen Acquisition are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Kadant Board and the Board of Directors of Fibergen Acquisition have considered the fairness of the Merger to the unaffiliated Public Stockholders.

     On November 8, 2001, the Kadant Board held a meeting at which the proposed plan to acquire the minority stockholder interest in the Company through the Merger was presented and discussed. At the November 8 meeting, the Kadant Board resolved to take the Company private by having Kadant acquire for cash, through the Merger, all of the Shares held by the Public Stockholders at a purchase price of $12.75 per Share. The Kadant Board determined that the Merger is fair to the unaffiliated Public Stockholders.

FACTORS CONSIDERED IN DETERMINING FAIRNESS.

     In reaching its determination that the terms of the Merger are fair to the unaffiliated Public Stockholders, the Kadant Board considered the factors set forth in this Section captioned " -- Fairness of the Merger," which constitute all of the material factors considered by the Kadant Board in making its determination. The Kadant Board determined that each of the following factors supported its belief that the Merger is fair to the unaffiliated Public
Stockholders:

- Financial analysis. In considering the fairness of the Merger from a financial point of view to the Company's unaffiliated stockholders, including the Public Stockholders, the Kadant Board reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the Shares that result from the application of accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the management of Kadant ("Kadant Management") at the direction of the Kadant Board for the Kadant Board's review, consideration and adoption. The financial analyses undertaken by Kadant Management included an analysis based upon public trading multiples and discounted cash flows. The analysis of trading multiples of companies engaged in businesses which Kadant Management judged to be analogous to the Company's business indicated an estimated range of equity values for the Shares of approximately $1.22 to $0.03 per Share. The analysis based upon discounted cash flows indicated an estimated present value for the Shares of approximately $3.53 per Share. The Kadant Board considered the discounted cash flow methodology used by Kadant Management to be analogous to a determination of the Company's going concern value. See "Special Factors --Reports, Opinions, Appraisals and
   Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."


- Information concerning the financial performance, condition, business operations and prospects of the Company. The Kadant Board believed the Merger Price to be attractive in light of the Company's current financial performance, profitability and growth prospects. The Company's net operating loss has increased significantly, to $4,440,000 for the nine months ended September 29, 2001, as the Company attempts to complete the development of its products and incurs resulting costs for marketing and other expenses. Kadant Management expects these costs to increase, and the Company does not have sufficient capital necessary to meet its business plan. In light of these uncertainties, the Kadant Board concluded that the Merger would be fair to the unaffiliated Public Stockholders in that it would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made as to the Company's business, entirely to Kadant, who does have the power to control the Company's business and who has the resources to manage and bear the risks inherent in the business over the long term.


- The Merger Price of $12.75 per Share. The Kadant Board considered the current and historical trading prices of the Shares, and the fact that the proposed Merger Price was the same price per share paid to holders of the Redemption Rights who properly surrendered Shares for redemption during the redemption periods with respect to the Redemption Rights. Over the two years preceding the date of the meeting of the Kadant Board, the Shares had traded as high as $12.875 per Share and as low as $8.50 per Share. The Kadant Board believed that the presence of the Redemption Rights, which included a redemption price of $12.75 per Share, had acted as a floor on the price of the Shares, particularly during the months immediately leading up to the redemption periods in September 2000 and September 2001. See Item 2(c) - "Trading Market and Price" for further information as to the current and historical trading prices of the Shares. The Kadant Board also observed that the proposed Merger Price represented a premium of 8.05% over the closing price for the Shares on October 18, 2001, which was the last date on which the Shares traded prior to the date of the Board's meeting. In addition, the Merger would eliminate the exposure of the Public Stockholders to any future or continued declines in the price of the Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effect of the Merger--Effects."

- The market price and relative lack of liquidity for the Shares, particularly following the completion of the final redemption period with respect to the Redemption Rights, the threatened delisting of the Shares from the AMEX, and the liquidity that will be realized by the Public Stockholders from the Merger. The Kadant Board believed that the liquidity that would result from the Merger would be beneficial to the unaffiliated Public Stockholders because Kadant's ownership of approximately 98.9% of the outstanding Shares
   (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of Kadant.

In addition, Kadant intends to retain its majority holdings in the Company, and does not intend to seek a buyer for the Company. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity in the form of a third party offer to the Public Stockholders. Accordingly, it is unlikely that finding a third party buyer for the Company was a realistic option for the Public Stockholders. Kadant had neither solicited nor received an offer for the Company from a third party in the two years leading up to the date of its November 8 meeting. Kadant considered the absence of any third party buyer for the Company to support the fairness of the Merger to the unaffiliated Public

Stockholders, because the absence of a third party buyer demonstrated that the proposed Merger with Kadant was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the unaffiliated Public Stockholders.


Procedural Fairness. The Kadant Board also determined that the Merger is procedurally fair to the unaffiliated Public Stockholders. In making such determination, the Kadant Board considered the fact that Public Stockholders who believe that the terms of the Merger are not fair can pursue appraisal rights in the Merger under state law.

       The Kadant Board considered appointing a special committee of its members who did not have any interests in the Company in order to determine the fairness to the unaffiliated Public Stockholders of the proposed Merger. For a further description of these interests, see "Schedule I - Stock Ownership." However, the Kadant Board decided not to pursue that option for the following reasons. The Kadant Board believed that any special committee that was appointed would need to retain its own independent legal counsel and financial advisors to help the special committee evaluate the fairness of the proposed transaction. The Kadant Board also believed that, based on the factors described above in this section, the terms of the proposed Merger were fair to the unaffiliated Public Stockholders, and that the potential financial cost of hiring such advisors and the diversion of management resources that would be caused by the negotiations between the special committee and Kadant would outweigh any benefit that would be derived from the appointment of a special committee.


     The Kadant Board also discussed the absence of the procedural safeguards set forth below under "Certain Negative Considerations", relating to the lack of approval by the Company's unaffiliated Public Stockholders of the Merger, the absence of an unaffiliated representative to act solely on behalf of the Company's unaffiliated Public Stockholders, and the absence of the approval by the Company's Board of Directors of the Merger. With respect to the lack of approval by the unaffiliated Public Stockholders of the Merger, the Kadant Board believed that the absence of this factor was outweighed by the ability of the Public Stockholders to demand appraisal of the fair value of their Shares if they did not agree that the proposed Merger Price was fair. With respect to the absence of an unaffiliated representative who would have acted solely on behalf of the unaffiliated Public Stockholders in the Merger, the Kadant Board believed that the costs of hiring and compensating such a representative, including likely fees for independent legal and financial advisors to the representative, would have outweighed any benefit to the unaffiliated Public Stockholders of receiving input from the representative. Similarly, with respect to the absence of the approval by the Company's Board of Directors of the Merger, the Kadant Board believed that, had the Company's Board of Directors been asked to approve the proposed Merger, it would have wanted to hire its own independent legal and financial advisors, which would also have consumed financial resources that the Company did not have to spare.

Certain Negative Considerations. The Kadant Board also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the Merger and its procedural fairness:

- Termination of participation in future growth of the Company. Following the successful completion of the Merger, the Public Stockholders would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their holdings in the Company.

- Conflicts of Interest. The financial interests of Kadant are adverse as to the Merger Price to the financial interests of the Public Stockholders. In addition, officers and directors of the Company have actual or potential conflicts of interest in connection with the Merger. Certain officers and directors of Kadant are also officers and directors of the Company, and officers and directors of Kadant also hold equity interests in the Company. See Schedule I to this Transaction Statement on Schedule 13E-3 for a description of these positions and equity interests.

- No Public Stockholder Approval. The Public Stockholders will not have an opportunity to vote on the Merger.

- No Unaffiliated Representative or Independent Director Approval. The majority of the members of the Board of Directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for the purpose of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger. In addition, such majority of the independent members of the Company's Board of Directors have not approved the Merger.

Other Factors. The Kadant Board did not consider the net book value of the Company as a useful method in assessing the Company's value and, accordingly, did not evaluate the fairness of the Merger Price in relation to the Company's net book value. The Company's net book value at September 29, 2001 was approximately $29,475,000 (adjusted to treat the Common Stock subject to redemption as equity), which would have yielded a valuation for the Company of $2.55 per Share, which is substantially less than the proposed Merger Price of $12.75 per Share. The Kadant Board relied in part upon valuation methodologies selected by Kadant Management for the purpose of their financial analysis. The Kadant Board noted that Kadant Management did not employ net book value in its financial analysis.

     The Kadant Board also did not consider "shopping" the Company to prospective buyers. Shopping the Company would not only entail substantial time delays and allocation of management's time and energy, but would also disrupt and discourage the Company's employees and create uncertainty among the Company's customers and suppliers. Furthermore, Kadant does not intend to sell the Company, but rather intends to continue to operate the Company as part of Kadant's business, which precluded the Board of Directors of the Company from "shopping" the Company. Consequently, the Kadant Board considered but gave little weight to the determination not to "shop" the Company, in light of there being other methods of valuing the Company available.

     The Kadant Board did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that the Company be liquidated, whether or not the Merger was completed. See Item 6(c) -- "Purposes of the Transaction and Plans or Proposals -- Plans." The Kadant Board also believed that the piecemeal sale of the Company's assets suggested by a liquidation analysis of the Company would not yield a higher price per Share than the proposed Merger Price because a liquidation analysis would have to take into account the complexities of each individual sale transaction and more expenses to the Company for legal and financial advisors.


Recent Purchases of Shares by Kadant. See Item 2(f) - "Subject Company Information - Prior Stock Purchases" for information on purchases of Shares by Kadant and the Company during the past two years. The Kadant Board believed that the Merger Price was fair to the unaffiliated Public Stockholders, in light of purchases of Shares by Kadant and the Company during the past two years, in that the Merger Price exceeded any price paid by Kadant or the Company for Shares during the past two years.

Conclusions of the Kadant Board. The Kadant Board concluded that, given the performance of the Shares between the Company's initial public offering and the announcement of Kadant's intention to take the Company private, the uncertainties surrounding the Company's future growth prospects and the limited trading market for the Shares, the Merger would result in a fair treatment of the unaffiliated Public Stockholders. In determining that the Merger is fair to the Public Stockholders, the Kadant Board considered the above factors as a whole and did not assign specific or relative weights to them, other than that the Merger Price of $12.75 per Share in cash was considered the most important factor. Notwithstanding the considerations set out in this section under the heading "-- Certain Negative Considerations," the Kadant Board believes that the Merger is procedurally fair to the unaffiliated Public Stockholders.

Fairness Determination of the Fibergen Acquisition Board. The Board of Directors of Fibergen Acquisition reviewed the fairness analysis and conclusion of the Board of Directors of Kadant, and has adopted the Kadant Board's analysis and conclusion that the Merger is fair to the unaffiliated Public Stockholders. Accordingly, the Board of Directors of Fibergen Acquisition has determined that the Merger is fair to the unaffiliated Public Stockholders.

APPROVAL OF SECURITY HOLDERS

     Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Company's stockholders (other than approval by the directors and stockholders of Fibergen Acquisition).

UNAFFILIATED REPRESENTATIVE

     The majority of the Company's directors who are not employed by the Company have not retained a representative to act on behalf of the Public Stockholders.

APPROVAL OF DIRECTORS OF THE COMPANY

     Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Board of Directors of the Company.

OTHER OFFERS

     No other firm offers have been made in the last two years for (a) any merger or consolidation of the Company with or into another company; (b) any sale or transfer of all or any substantial part of the Company's assets; or (c) any purchase of the Company's securities that would enable the holder to exercise control of the Company.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

     Kadant Management presented an analysis of the ranges of potential values of the Shares that resulted from the application of several accepted valuation methodologies to the Board of Directors of Kadant and to the Kadant Board on November 8, 2001. This financial analysis, including the selection of valuation methodologies, was prepared by Kadant Management to assist the Kadant Board with its evaluation of the Merger.

THE FINANCIAL ANALYSIS CONDUCTED BY KADANT MANAGEMENT WAS PROVIDED TO THE KADANT BOARD, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT PUBLIC STOCKHOLDERS SHOULD EXERCISE THEIR APPRAISAL RIGHTS.

     In conducting their financial analysis, Kadant Management reviewed, among other things:

- the audited financial statements of the Company and Kadant for the fiscal year ended December 30, 2000;

- the unaudited financial statements of the Company and Kadant for the period ended September 29, 2001;

-  current and historical market prices of the Shares;

- certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses deemed by Kadant Management to be comparable to those of the Company;

- the reported market prices for securities of certain other companies deemed by Kadant Management to be comparable to the Company;

- publicly available terms of certain transactions involving companies deemed by Kadant Management to be comparable to the Company and the consideration paid for such companies;

- the terms of other business combinations deemed relevant by Kadant Management; and

- certain agreements with respect to outstanding indebtedness or obligations of the Company and Kadant.

     Kadant Management also held discussions with members of the management of the Company with respect to certain aspects of the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and other matters believed necessary or appropriate to Kadant Management's inquiry. In addition, Kadant Management reviewed such other financial studies and analyses and considered such other information as Kadant Management deemed appropriate for the purposes of its financial analysis.

     The following is a summary of the material financial analyses undertaken by Kadant Management with respect to the Company and presented to the Kadant Board:

Public Trading Multiples. Using publicly available information, Kadant Management compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which Kadant Management judged to be analogous to the Company's business. The companies selected by Kadant Management were Trex Company, Inc., U.S. Plastic Lumber Corp., and Oil-Dri Corporation of America. These companies were selected, among other reasons, because they compete in similar industries with fairly similar competitive dynamics and growth potential. For each comparable company, publicly available financial performance through the most recent last twelve months was measured. In addition, Kadant Management derived estimates of sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), book value, enterprise value, and net income for the year ending December 31, 2001 for each comparable company from the Institutional Brokers Estimates System.

     Kadant Management applied a range of multiples derived from such analysis to the Company's estimated sales, EBITDA, book value, enterprise value and net income for fiscal year 2001, and arrived at an estimated range of equity values for the Shares of between $1.22 and $0.03 per Share.

Discounted Cash Flow Analysis. Kadant Management conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. Kadant Management calculated the after tax cash flows that the Company is expected to generate during fiscal years 2001 through 2006 based upon financial projections prepared by Kadant Management after discussions with the management of the Company. Kadant Management also calculated a terminal asset value of the Company at the end of the six-year period ending 2006 equal to ten times the after tax cash flow in 2006. The after tax cash flows and the terminal asset value were then discounted to present value using a discount rate of 30%, which was chosen by Kadant Management based upon an analysis of the Company's weighted average cost of capital. Based on this analysis, Kadant Management concluded that the estimated present value of the Shares was $3.63 per Share.

As described above, Kadant Management's financial analysis was only one of many factors considered by the Kadant Board in their determination that the terms of the Merger are fair to the unaffiliated Public Stockholders and should not be viewed as determinative of the views of the Kadant Board with respect to the value of the Company.

                             TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET.

       See the section above captioned "Summary Term Sheet."

ITEM 2.     SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The subject company is Thermo Fibergen Inc. ("Thermo Fibergen" or the "Company"). The principal executive offices of the Company are located at 8 Alfred Circle, Bedford, Massachusetts 01730, and its telephone number is (781) 370-1650.

The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov. In addition, certain material filed by the Company may also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

(b) SECURITIES. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.01 per share, of the Company. As of October 29, 2001, 10,522,087 Shares were outstanding, of which 114,487 Shares were held by stockholders other than Kadant. As of October 29, 2001, Kadant held 10,407,600 shares of Thermo Fibergen common stock, or approximately 98.9% of the outstanding shares of Thermo Fibergen common stock. In addition, as of October 29, 2001, options granted by the Company to purchase 178,000 Shares were outstanding, and options granted by Kadant to purchase 97,750 Shares were outstanding.

(c) TRADING MARKET AND PRICE. The Shares were listed on the American Stock Exchange under the symbol "TFG". On November 8, 2001, the Company received notice from the American Stock Exchange that the Shares would be delisted for failure to maintain the public float requirement for continued listing. The Company subsequently received notice that the delisting would be effective at the opening of the trading session on Tuesday, November 27, 2001. Accordingly, the Shares are no longer listed for trading on any exchange. The following table sets forth the high and low closing prices per Share on the American Stock Exchange, as reported in publicly available sources for each of the periods indicated.


                                             HIGH        LOW
FISCAL YEAR ENDED JANUARY 1, 2000:
---------------------------------------------------------------
1st Quarter.............................  $  9.375     $   8.50
---------------------------------------------------------------
2nd Quarter.............................  $  11.75     $ 9.0625
---------------------------------------------------------------
3rd Quarter.............................  $  11.50     $11.1875
---------------------------------------------------------------
4th Quarter.............................  $  12.1875   $  10.25
---------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 30, 2000:
---------------------------------------------------------------
1st Quarter.............................  $  12.188    $ 11.625
---------------------------------------------------------------
2nd Quarter.............................  $  12.4375   $  11.25
---------------------------------------------------------------
3rd Quarter.............................  $  12.50     $  11.50
---------------------------------------------------------------
4th Quarter.............................  $  12.875    $  11.25
---------------------------------------------------------------
FISCAL YEAR ENDING DECEMBER 29, 2001:
---------------------------------------------------------------
1st Quarter.............................  $  11.625    $  11.37
---------------------------------------------------------------
2nd Quarter.............................  $  12.00     $  11.50
---------------------------------------------------------------
3rd Quarter.............................  $  12.75     $  12.10
---------------------------------------------------------------
4th Quarter (through Nov. 27, 2001).....  $  12.50     $  11.50

As of November 26, 2001, there were 7 holders of record of the Shares and approximately 100 beneficial owners of the Shares.


The most recent closing sale price per Share as reported on the American Stock Exchange prior to the date of this Schedule 13E-3 was $12.50, on November 26, 2001.


(d) DIVIDENDS. The Company has not declared any dividends since its initial public offering in 1996. Other than the requirements of Delaware law, there are no legal or contractual restrictions on the Company's ability to declare dividends.

(e) PRIOR PUBLIC OFFERINGS. The Company has not made an underwritten public offering of its securities during the past three years.

(f) PRIOR STOCK PURCHASES. The following table sets forth the number of Shares purchased by the Company, the range of prices paid and the average purchase price for each quarter during the fiscal year ended January 1, 2000. Except as provided below, none of Kadant, Fibergen Acquisition or the Company has purchased any Shares during the two year period ended October 31, 2001.



                       FISCAL YEAR ENDED JANUARY 1, 2000:

                SHARES           PRICE            AVERAGE
               PURCHASED         RANGE         PURCHASE PRICE

1st Quarter..    250,000     $8.90625              $8.90625
-------------------------------------------------------------
2nd Quarter..    152,600     $9.1875 - $11.50      $10.31
-------------------------------------------------------------
3rd Quarter..     69,100     $11.1875 - $11.3125   $11.28
-------------------------------------------------------------
4th Quarter..     82,700     $10.75 - $11.125      $10.965
-------------------------------------------------------------

     In addition, during the redemption period for the Redemption Rights in September 2000, the Company redeemed 2,713,951 shares of Common Stock at the redemption price of $12.75 per share, for a total of $34,602,875.25. During the final redemption period for the Redemption Rights in September and October 2001, the Company redeemed 1,030,562 shares of Common Stock at the redemption price of $12.75 per share, for a total of $13,139,665.50.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSONS.

FIBERGEN ACQUISITION

(a) NAME AND ADDRESS. Fibergen Acquisition is a newly organized corporation that is a wholly-owned subsidiary of Kadant and was formed for the purpose of effecting the Merger. Fibergen Acquisition's principal executive offices are located at 245 Winter Street, Waltham, Massachusetts 02451, and its telephone number is (781) 370-1650.

(b) BUSINESS BACKGROUND OF ENTITY. Fibergen Acquisition has been formed for the sole purpose of merging with and into the Company. Fibergen Acquisition is organized under the laws of the State of Delaware.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Fibergen Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Fibergen Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of Fibergen Acquisition or, to the best knowledge of Fibergen Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Fibergen Acquisition or, to the best knowledge of Fibergen Acquisition, any of the persons listed in
Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

KADANT

(a) NAME AND ADDRESS. Kadant, a Delaware corporation, owns a majority of the outstanding Shares. The principal executive offices of Kadant are located at 245 Winter Street, Suite 300, Waltham, Massachusetts 02451, and its telephone number is (781) 370-1650.

(b) BUSINESS BACKGROUND OF ENTITY. Kadant operates in two business segments: the pulp and papermaking equipment and systems segment and the composite and fiber-based products segment. Kadant is a leading designer and manufacturer of stock-preparation systems and equipment, papermaking machine accessories and water-management systems for the pulp and paper industry. Until August 8, 2001, Kadant was a majority-owned subsidiary of Thermo Electron Corporation.

     Kadant's common stock is listed on the AMEX under the symbol "KAI." Kadant is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at prescribed rates at the offices of the Commission and the American Stock Exchange as described above in Item 2(a) -- "Subject Company Information -- Name and Address."

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Kadant, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Kadant, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of Kadant or, to the best knowledge of Kadant, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Kadant or, to the best knowledge of Kadant, any of the persons listed in Schedule I to this
Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.     TERMS OF THE TRANSACTION.

(a) MATERIAL TERMS. Prior to the Effective Date, Kadant plans to contribute all of the Shares it owns to Fibergen Acquisition, in exchange for common stock of Fibergen Acquisition. As of October 29, 2001, Kadant owned 10,407,600 Shares, representing in the aggregate approximately 98.9% of the outstanding Shares. On the

Effective Date, Kadant will cause Fibergen Acquisition to merge with and into the Company pursuant to Section 253 of the DGCL, with the Company to be the surviving corporation. To so merge, the Board of Directors and the stockholders of Fibergen Acquisition will approve the Merger and Fibergen Acquisition will file a Certificate of Ownership and Merger with the Secretary of State of Delaware. Upon the Effective Date:

   - each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Fibergen Acquisition or the Company and Shares held by Public Stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the DGCL) will be cancelled and extinguished and be converted into and become a right to receive the Merger Price; and

   - each share of Fibergen Acquisition's capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Company as the surviving corporation of the Merger. As a result of the Merger, Kadant will own all of the outstanding equity interests in the Company.

     Under the DGCL, because Fibergen Acquisition will hold at least 90% of the outstanding Shares, Fibergen Acquisition will have the power to effect the Merger without a vote of the Company's Board of Directors or the Public Stockholders. Fibergen Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or the Public Stockholders. The Merger Price will be $12.75 in cash per Share. The reasons for the Merger are set out in "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Purposes," "-- Alternatives" and "-- Reasons." Certain federal income tax consequences of the Merger are set out in "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     Upon completion of the Merger, in order to receive the cash Merger Price of $12.75 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Shareholder Services Department of the Paying Agent, at 40 Wall Street, 46th Floor, New York, New York, 10005, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

     The Merger will be accounted for as the acquisition of a minority interest by Kadant, using the purchase method of accounting.

     For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

(b) DIFFERENT TERMS. Stockholders of the Company will be treated as described in Item 4(a) "--Terms of the Transaction -- Material Terms."

(c) APPRAISAL RIGHTS. Under the DGCL, record holders of the Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Schedule 13E-3 as Exhibit (f). Notice of the Effective Date and the availability of appraisal rights under Section 262 (the "Merger Notice") will be mailed to record holders of the Shares and should be reviewed. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

     Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Sandra L. Lambert, General Counsel, Thermo Fibergen Inc., c/o Kadant Inc., 245 Winter Street, Waltham, Massachusetts 02451.

     If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

     A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

     Within 10 calendar days after the Effective Date, the Company, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger. Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

     Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

     The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

     If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

     For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(d) PROVISION FOR UNAFFILIATED SECURITY HOLDERS. Neither Kadant nor Fibergen Acquisition intends to grant unaffiliated stockholders special access to the Company's records in connection with the Merger. Neither Kadant nor Fibergen Acquisition intends to obtain counsel to or appraisal services for unaffiliated stockholders of the Company.

(e)  ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) (1) TRANSACTIONS. The following are all transactions that occurred during the past two years between (i) Fibergen Acquisition, Kadant or, to the best knowledge of Fibergen Acquisition and Kadant, any of the persons listed on
Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred or (2), with respect to the current year, the past portion of the current fiscal year. Pursuant to a promissory note dated as of August 24, 2001, the Company borrowed $6 million principal amount from Kadant in order to meet its obligations under the Redemption Rights. This amount is due on August 24, 2002 and bears interest at a rate equal to the 90-day Commercial Paper Composite Rate plus twenty-five (25) basis points. The Company's obligation to make any payment of principal or interest on the loan is conditioned on the Company's ability to meet its cash flow requirements at the time of any such payment.

(2) During the past two years, there have been no transactions between Fibergen Acquisition, Kadant or, to the best knowledge of Fibergen Acquisition and Kadant, any of the persons listed on Schedule I hereto and any executive officer, director or affiliate of Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

(b) SIGNIFICANT CORPORATE EVENTS. During the past two years there have been no negotiations, transactions or material contacts between (i) Fibergen Acquisition, Kadant or, to the best knowledge of Fibergen Acquisition and Kadant, any of the persons listed on Schedule I hereto and (ii) except as described above, the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company, other than votes cast by Kadant for the election of directors of the Company in the normal course.

(c) NEGOTIATION OR CONTACTS. During the past two years there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. There are no agreements, arrangements or understandings, whether or not legally enforceable, between Fibergen Acquisition, Kadant or, to the best knowledge of Fibergen Acquisition and Kadant, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)  USE OF SECURITIES ACQUIRED.  The securities acquired will be cancelled.

(c) PLANS. It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. Kadant intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, it will take such actions as it deems appropriate under the circumstances and market conditions then existing. Kadant intends to cause the Company to terminate the registration of the Shares under Section 12(b) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see Item 4 --"Terms of the Transaction" and "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects."

     Kadant does not currently have any commitment or agreement for, and is not currently negotiating, the sales of any of the Company's businesses. Additionally, Kadant does not currently contemplate any material change in the composition of the Company's current management, except that Kadant intends to appoint a Board of Directors comprised solely of members of the Company's and Kadant's management after the Merger.

     Except as otherwise described in this Schedule 13E-3, the Company has not, and Fibergen Acquisition and Kadant have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

  - any extraordinary corporate transaction involving the Company after the completion of the Merger;

  - any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

  -  any change in the Board of Directors or management of the Company;

  -  any material change in the Company's dividend rate or policy; or

  -  any other material change in the Company's corporate structure or business.

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

       See the section above captioned "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8.   FAIRNESS OF THE TRANSACTION.

       See the section above captioned "Special Factors - Fairness of the Merger."

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

       See the section above captioned "Special Factors - Reports, Opinions, Appraisals and Negotiations."

ITEM 10.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) SOURCE OF FUNDS. The total amount of funds required by Fibergen Acquisition to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $1.5 million assuming no options to acquire Shares are exercised prior to the Merger. Fibergen Acquisition will obtain the funds to pay the Merger Price to all Public Stockholders from Kadant as a loan or a capital contribution. The loan will be evidenced by an unsecured note that will bear interest at a floating rate equal to the 90-day Commercial Paper Rate ("DCP Rate") plus 25 basis points adjusted at the beginning of each quarter. Because Kadant has committed to provide the necessary financing for the Merger, Fibergen Acquisition has no alternative financing arrangements.

(b)  CONDITIONS.  There are no conditions to the financing of the merger.

(c) EXPENSES. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

     Neither Kadant nor Fibergen Acquisition will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Fibergen Acquisition for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     The following is an estimate of fees and expenses to be incurred by Fibergen Acquisition in connection with the Merger:

     LEGAL....................................      $30,000
     FILING...................................          938
     MISCELLANEOUS............................        4,062
                                                    -------
                                                    $35,000
                                                    =======

(d)  BORROWED FUNDS.  See Item 4(a) - "Source of Funds."

ITEM 11.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. On the Effective Date, immediately prior to the Merger, Fibergen Acquisition is expected to be the owner of 10,407,600 Shares, representing 98.9% of the outstanding Shares. Because Kadant owns 100% of the equity interest in Fibergen Acquisition, Kadant may also be deemed to be the beneficial owner of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

(b) SECURITIES TRANSACTIONS. Kadant will contribute the Shares held by it to Fibergen Acquisition prior to the Effective Date. None of the Shares referred to in the preceding paragraph were acquired in the past 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

       Not applicable.

ITEM 13.  FINANCIAL  STATEMENTS.

(a) FINANCIAL INFORMATION. The audited financial statements for the fiscal years ended December 30, 2000 and January 1, 2000 are incorporated by reference herein from Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000. The Company's unaudited financial statements as of September 29, 2001 and for the nine month periods ended September 29, 2001 and September 30, 2000 are incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 29, 2001. Copies of the Company's Form 10-K and 10-Q filings may be obtained by contacting the Company's Investor Relations Department at 781-370-1650 or from the Securities and Exchange Commission's web site at www.sec.gov. In addition, copies of such documents may be inspected at the Securities and Exchange Commission's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The Company's ratio of earnings to fixed charges, as required by subparagraph (3), is set forth below:

     Nine months ended September 29, 2001 - Not applicable; coverage deficiency was $3,942,000.

     Fiscal year ended December 30, 2000 - Not applicable; coverage deficiency was $1,904,000.

     Fiscal year ended January 1, 2000 - Not applicable; coverage deficiency was $126,000.

     The Company's book value per share (adjusted to treat the Common Stock subject to redemption as equity) as of December 30, 2000, as required by subparagraph (4), was $2.21.

     The Company's book value per share (adjusted to treat the Common Stock subject to redemption as equity) as of September 29, 2001, as required by subparagraph (4), was $2.55.

(b)  PRO FORMA INFORMATION. Not applicable.

(c)  SUMMARY INFORMATION.

     Set forth below is certain selected financial information with respect to the Company excerpted or derived from the audited financial statements contained in the Company's Form 10-K, and the unaudited financial statements contained in the Company's Form 10-Q (collectively, the Company Reports"). More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the SEC (which may be inspected or obtained in the manner set forth above), and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

     The selected financial information of the Company presented below as of and for the fiscal years ended December 30, 2000, January 1, 2000, January 2, 1999, January 3, 1998 and December 28, 1996 has been derived from the Company's Financial Statements, which have been audited by Arthur Andersen LLP. The selected financial information for the nine months ended September 29, 2001 and September 30, 2000 has not been audited. The results of operations for the nine months ended September 29, 2001 are not necessarily indicative of results for the entire year. The selected financial information presented below should be read in conjunction with the Company's Financial Statements and related notes set forth in the Form 10-K and Form 10-Q.

(In thousands except           Nine Months Ended
 per share amounts)        9/29/2001     9/30/2000(a)     2000 (a)    1999       1998      1997      1996
------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
 DATA
Revenues                  $    5,870        $ 5,755        $ 7,794    $ 8,579    $ 5,276   $ 4,836   $ 2,223
Net Income (Loss)             (2,305)           732            423      1,040        399     1,098      (367)
Earnings (Loss) per
 Share:
 Basic                          (.20)           .05            .03        .07        .03       .07      (.03)
 Diluted                        (.20)           .05            .03        .07        .02       .07      (.03)
Weighted Average Shares:
 Basic                        11,516         14,167         13,500     14,389     14,715    14,715    11,321
 Diluted                      11,516         14,532         13,830     15,540     16,867    16,414    11,321

BALANCE SHEET DATA
Working Capital           $  (12,173)       $(8,868)       $(9,394)   $(9,167)   $55,909   $58,609   $56,477
Total Assets                  38,714         71,651         38,465     72,438     71,116    70,164    71,033
Common Stock
  Subject to
  Redemption (b)                   -              -              -          -     58,260    57,176    56,087
Shareholders'
  Investment                   3,962          5,774          5,836      5,640     11,242    11,959    11,921

OTHER DATA
Book Value per Share      $      .34        $   .50        $   .41    $   .40
Cash Dividends                     -              -              -          -
Ratio of Earnings to
  Fixed Charges (c)              n/a       n/a                 n/a        n/a
Ratio of Earnings to
  Fixed Charges
   Coverage
   Deficiency             $    3,942        $   498        $ 1,904    $   126

(a) Reflects the sale of the fiber-recovery and water clarification services plant for $3,600, resulting in a gain of $729, and the September 2000 redemption of Company common stock for $34,603.

(b) Reflects the reclassification of common stock subject to redemption to current liabilities in 1999 and in each period thereafter.

(c) For purposes of computing the ratio of earnings to fixed charges, "earnings" represent income (loss) before taxes and minority interest, plus fixed charges. "Fixed charges" consist of interest expense, accretion of common stock subject to redemption, and one-third of rental expense, which is deemed to be the interest component of such rental expense.

ITEM 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) SOLICITATION OR RECOMMENDATIONS. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b) EMPLOYEES AND CORPORATE ASSETS. No employees or corporate assets will be used by Fibergen Acquisition or Kadant in connection with the Merger.

ITEM 15.     ADDITIONAL INFORMATION.  None.

ITEM 16.     EXHIBITS.

(f)  Delaware General Corporation Law Section 262.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             KADANT INC.

                                             /s/ Thomas M. O'Brien
                                             ---------------------
                                             NAME: Thomas M. O'Brien
                                             TITLE: Executive Vice President
                                                    and Chief Financial Officer


                                             FIBERGEN ACQUISITION INC.

                                             /s/ Thomas M. O'Brien
                                             ---------------------
                                             NAME: Thomas M. O'Brien
                                             TITLE:  President



Date: December 14, 2001

                                   SCHEDULE I

                     MEMBERS OF THE BOARD OF DIRECTORS AND
                          EXECUTIVE OFFICERS OF KADANT

The name, business address, position with Kadant, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Kadant, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Kadant, each individual is a United States citizen and each individual's business address is 245 Winter Street, Waltham, Massachusetts 02451. Unless otherwise indicated, to the knowledge of Kadant, no director or executive officer of Kadant has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Kadant was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

JOHN M. ALBERTINE
-----------------

Dr. Albertine, 57, has been a director of Kadant since June 2001. Dr. Albertine has been a managing partner in High Street Capital Management, L.L.C., a private equity fund, since March 2001 and the chief executive officer of Albertine Enterprises, Inc., a consulting and merchant-banking firm, since 1990. He is also the founder and has been the chief executive officer of Jam Shoe Concepts, which operates a chain of retail shoe stores, since January 2000. Dr. Albertine is a director of Intermagnetics General Corp. and Semco Energy, Inc. He served as president of the American Business Conference, founded by Arthur Levitt, Jr., from 1981 until 1986, executive director of the Congressional Joint Economic Committee under Chairman Senator Lloyd Bentsen from 1979 until 1980 and the head of a presidential committee on aviation safety under President Ronald Reagan from 1987 until 1988. Dr. Albertine has also been a director of the Company since June 2001.

JAN-ERIC BERGSTEDT
-------------------

Mr. Bergstedt, 65, has been a vice president of Kadant and president of its AES Engineered Systems subsidiary since November 1993.

SANDRA L. LAMBERT
-----------------

Ms. Lambert, 46, has been vice president, general counsel and secretary of Kadant since August 2001 and has been the Company's secretary since 1991. Ms. Lambert served as vice president and secretary of Thermo Electron from March 1999 until August 2001, secretary and senior counsel of Thermo Electron from 1990 until March 1999 and associate general counsel of Thermo Electron from 1984 until 1990. Ms. Lambert is also general counsel and secretary of the Company.

FRANCIS L. MCKONE
-----------------

Mr. McKone, 66, has been a director of Kadant since March 1998. Mr. McKone has been the chairman of the board of Albany International Corp., a worldwide supplier of paper-machine fabrics, since 1998. Mr. McKone was also the chief executive officer of Albany International Corp. from May 1993 until his retirement in October 2000. He is also a director of Albany International Corp. and the Company.

DONALD E. NOBLE
---------------

Mr. Noble, 86, has been a director of Kadant since January 1992. From December 1992 to May 2000, he served as Kadant's chairman of the board. For more than 20 years, from 1959 to 1980, Mr. Noble served as the chief executive officer of Rubbermaid Incorporated, first with the title of president and then as the chairman of the board.

THOMAS M. O'BRIEN
-----------------

Mr. O'Brien, 50, has been Kadant's executive vice president since September 1998 and became Kadant's chief financial officer and treasurer in August 2001. He also served as Kadant's vice president, finance from 1991 until

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

September 1998. From 1990 to 1991, Mr. O'Brien was chief financial officer and vice president of finance of Racal Interlan, Inc. Prior to 1990, Mr. O'Brien held various finance positions at Prime Computer, Compugraphic Corporation and the General Electric Company. Mr. O'Brien has been chief financial officer, chief accounting officer and treasurer of the Company since August 2001. Mr. O'Brien is also the president and sole director of Fibergen Acquisition.

JONATHAN W. PAINTER
-------------------

Mr. Painter, 42, has been executive vice president of Kadant since September 1997, was treasurer of Thermo Electron from August 1994 through June 1997, and was treasurer of Kadant from October 1994 through June 1997. Mr. Painter has been the president and chief executive officer of the Company since May 2001, and has been a director of the Company since its incorporation in February 1996.

WILLIAM A. RAINVILLE
--------------------

Mr. Rainville, 59, has been president and chief executive officer of Kadant since its inception in November 1991, a director of Kadant since January 1992, and the chairman of its board of directors since August 2001. Mr. Rainville was a senior vice president of Thermo Electron from March 1993 through September 1998, and served as Thermo Electron's chief operating officer, recycling and resource recovery, from September 1998 until August 2001. Mr. Rainville has been chairman of the board and a director of the Company since its incorporation in February 1996.

EDWARD J. SINDONI
-----------------

Mr. Sindoni, 56, has been vice president of Kadant since November 1991, president of Kadant's Thermo Web Systems Inc. subsidiary since January 1993, and was senior vice president of Thermo Web Systems Inc. from 1987 to January 1993.

STOCK OWNERSHIP. The following table sets forth the aggregate number and percentage of the Company's Common Stock owned by each director and executive officer of Kadant as of October 29, 2001.


NAME (1)                                                               NUMBER OF SHARES(2)
--------                                                               -------------------
John M. Albertine                                                                     0
Jan-Eric Bergstedt                                                               19,500
Sandra L. Lambert                                                                 5,000
Francis L. McKone                                                                20,050
Donald E. Noble                                                                   1,500
Thomas M. O'Brien                                                                10,000
Jonathan W. Painter                                                              20,000
William A. Rainville                                                             75,000
Edward J. Sindoni                                                                10,000

All directors and current executive officers as a group (9 persons)             161,050

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of Common Stock beneficially owned by Mr. Bergstedt, Ms. Lambert, Mr. McKone, Mr. Noble, Mr. O'Brien, Mr. Painter, Mr. Rainville and Mr. Sindoni and all directors and current executive officers as a group include 19,500, 5,000, 17,000, 1,500, 10,000, 20,000, 75,000, 10,000 and 158,000
     shares, respectively, that such person or group had the right to acquire within 60 days of October 29, 2001, through the exercise of stock options. None of the directors or executive officers owned more than 1% of the Common Stock outstanding as of October 29, 2001; all directors and current executive officers as a group beneficially owned approximately 1.4% of the Common Stock outstanding as of such date.

                     MEMBERS OF THE BOARD OF DIRECTORS AND
                   EXECUTIVE OFFICERS OF FIBERGEN ACQUISITION


The name, business address, position with Fibergen Acquisition, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Fibergen Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Fibergen Acquisition, each individual is a United States citizen and each individual's business address is 245 Winter Street, Waltham, Massachusetts 02451. Unless otherwise indicated, to the knowledge of Fibergen Acquisition, no director or executive officer of Fibergen Acquisition has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Fibergen Acquisition was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

THOMAS M. O'BRIEN
-----------------

Please see biography above under "MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF KADANT."

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

                                 EXHIBIT INDEX

EXHIBIT             DESCRIPTION
-------             -----------

16(f)               Delaware General Corporation Law Section 262

                                       31